CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-495) 660-8500
Fax (7-495) 660-8505
www.clearygottlieb.com

[redacted]

07027311

September 20, 2007

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Information Announcements by ~~OAO~~ AO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith pursuant to subparagraph (b)(l)(i) one copy of disclosure materials the Company has disclosed as required by mandatory provisions of Russian law.

If you have any questions or require any further information, please do not hesitate to contact me at (7 495) 660 8500.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Yulia Solomakhina

Enclosure

Dw 10/17

[Moscow #72084 v1]

DISCLOSURE OF MATERIAL FACT

"INFORMATION ON THE VOLUNTARY OR MANDATORY TENDER OFFER (INCLUDING COMPETITIVE OFFER) MADE TO THE ISSUER – OPEN JOINT STOCK COMPANY – IN ACCORDANCE WITH CHAPTER XI.1 OF THE FEDERAL LAW "ON JOINT STOCK COMPANIES"

1. General information	
1.1. Full company name (or name, for a non-commercial organization) of the issuer	***Open Joint Stock Company of Energy and Electrification OAO Mosenergo***
1.2. Abbreviated company name of the issuer	***OAO Mosenergo***
1.3. Location of the issuer	***8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035***
1.4. Main state registration number of the issuer	***1027700302420***
1.5. Taxpayer Identification Number of the issuer	***7705035012***
1.6. The issuer's unique code assigned by the registration authority	***00085-A***
1.7. Web page address used by the issuer for the disclosure of information	***www.mosenergo.ru***

2. Subject matter of the disclosure

2.1. Full company name (for legal entities – commercial organizations), name (for legal entities – non-commercial organizations), name, surname and patronymic (for individuals) of the person which made a mandatory tender offer for the purchase of the issuer's securities: ***Open joint-stock company Gazprom;***

2.2. Percentage of the issuer's shares specified in paragraph 1 of Article 84.1 of the Federal Law "On Joint Stock Companies" held by the person which made a mandatory tender offer and its affiliates: ***49.90%;***

2.3. Date of receipt by the issuer of the mandatory tender offer for the purchase of the issuer's securities: ***September 10, 2007;***

2.4. Type, category (class), series and other identification characteristics of the issuer's securities being purchased under the mandatory tender offer: ***ordinary registered non-documentary shares (state registration number and date of state registration: 1-01-00085-A of June 17, 2003)***

ordinary registered non-documentary shares (state registration number and date of state registration: 1-01-00085-A-004D of January 23, 2007)

2.5. Information on the terms of the voluntary (including competitive) or mandatory tender offer for each type, category (class) of the issuer's securities being purchased:

2.5.1. Type of offer: ***mandatory tender offer;***

2.5.2. In the event that the voluntary (including competitive) offer does not involve the purchase of all of the issuer's securities of this type and category (class), the number of securities being purchased under the voluntary (including competitive) offer: ***a mandatory tender offer provides for the purchase of all of the issuer's securities which are nor held by the person who made the mandatory tender offer and its affiliates;***

2.5.3. The offered price of securities being purchased or its calculation procedure:

six (6) rubles fifty (50) kopecks.

2.6. Deadline for accepting the voluntary (including competitive) or mandatory tender offer or the procedure for setting the deadline: ***The deadline for accepting the mandatory tender offer (the period during which the shareholders' notification on the sale of their shares should be received by OAO Gazprom) is seventy (70) days from the date of receipt by OAO Mosenergo of the mandatory tender offer.***

2.7. Full corporate name of the guarantor which issued a bank guarantee attached to the voluntary (including competitive) or mandatory tender offer: ***the bank guarantee was issued by the following banks:***

ABN AMRO Bank N.V.;

MORGAN STANLEY BANK INTERNATIONAL LIMITED;

SOCIETE GENERALE, LONDON BRANCH

2.8. The procedure for making a mandatory tender offer by the issuer to all holders of the issuer's securities to which it is addressed: ***A mandatory tender offer and recommendations of the Board of Directors of OAO Mosenergo are sent (or made in person) to each person specified in the list of shareholders (other registered persons) and are published by the Company in Izvestiya and on the Company's web site within 15 days from the date of receipt of the mandatory tender offer.***

2.9. Web page address in Internet where the person which made the voluntary (including competitive) or mandatory tender offer has published the text of the respective offer (if such offer relates to the purchase of securities traded by securities exchanges, and in other instances when a person which made the respective offer has published its text on Internet): ***www.gazprom.ru***

3. Signature
3.1. Deputy General Director (Economy) _____________ **S.Yu. Rumyantsev** (signature) acting on the basis of Power of Attorney No. 12-07/001-8 of July 15, 2005
3.2. Date: September 10, 2007 [seal]

DISCLOSURE OF MATERIAL FACT
"INFORMATION ON THE ISSUER'S RECORD DATES"

1. General information	
1.1. Full company name (or name, for a non-commercial organization) of the issuer	***Open Joint Stock Company of Energy and Electrification OAO Mosenergo***
1.2. Abbreviated company name of the issuer	***OAO Mosenergo***
1.3. Location of the issuer	***8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035***
1.4. Main state registration number of the issuer	***1027700302420***
1.5. Taxpayer Identification Number of the issuer	***7705035012***
1.6. The issuer's unique code assigned by the registration authority	***00085-A***
1.7. Web page address used by the issuer for the disclosure of information	***www.mosenergo.ru***

2. Subject matter of the disclosure
2.1. Category (type) of the issuer's shares in respect of which the list of their holders is prepared as of a certain date: ***ordinary registered non-documentary shares (state registration number and date of state registration: 1-01-00085-A of June 17, 2003)*** ***ordinary registered non-documentary shares (state registration number and date:1-01-00085-A-004D of January 23, 2007)*** 2.2. Purpose for which the list of holders of the issuer's shares is prepared: ***making of OAO Gazprom's tender offer to OAO Mosenergo's shareholders provided for in Article 84.2 of Federal Law No. 208-FZ "On Joint Stock Companies", dated December 26, 1995*** 2.3. Date as of which the list of holders of the issuer's shares is prepared: ***September 10, 2007*** 2.4. Date of preparation and number of the minutes of the meeting of the issuer's authorized management body at which the decision on the record date for preparation of the list of the issuer's registered shareholders is prepared: ***pursuant to Article 84.3 (paragraph 2) of Federal Law No. 208-FZ "On Joint Stock Companies", dated December 26, 1995.***

3. Signature		
3.1. **Director for Corporate Governance** acting on the basis of Power of Attorney No. 12-07/013-5 of October 2, 2006	________ (signature)	**A.N. Zharikov**
3.2. Date 11 September 2007	[seal]	

END